Exhibit (a)(1)(xx)

ZIMMER FAMILY COMPLETES

CASH TENDER OFFER FOR SHARES OF REEDS JEWELERS, INC.

WILMINGTON, NC (May 6, 2004) – Sparkle, LLC, a North Carolina limited liability company formed by members of the Zimmer Family (“Sparkle”), announced today that it has completed its cash tender offer to purchase all of the outstanding shares of common stock of Reeds Jewelers, Inc. (“Reeds”) not currently held by Sparkle and its affiliates for $2.05 per share, on the terms and conditions set forth in the Offer to Purchase dated January 29, 2004, the Supplement to the Offer to Purchase dated April 29, 2004, and the related Letter of Transmittal for the offer, as heretofore amended.

The offer and withdrawal rights expired at 5:00 p.m., New York City time, today, Thursday, May 6, 2004. The depositary for the offer has advised Sparkle that 906,833 shares of Reeds common stock had been tendered and not withdrawn. As a result of the tender offer, Sparkle will own approximately ninety-eight percent (98%) of Reeds’ issued and outstanding common stock. Sparkle has accepted and intends to make prompt payment for the shares of Reeds’ common stock validly tendered as of the expiration date of the offer.

Sparkle will acquire the remaining ownership of Reeds not owned by Sparkle as a result of the tender offer through a short-form merger pursuant to which Reeds’ remaining shareholders (other than Sparkle and its subsidiary, and Reeds’ shareholders properly exercising their dissenters’ rights) will be entitled to receive $2.05 per share in cash, without interest. Sparkle and its subsidiary, Sparkle Acquisition, Inc., intend to complete the merger as soon as practicable. As a result of the merger, Reeds will become a wholly owned subsidiary of Sparkle.

NOTICE FOR REEDS SHAREHOLDERS

Reeds’ shareholders and other interested parties are urged to read Sparkle’s tender offer statement, filed with the Securities and Exchange Commission (“SEC”) by Sparkle, Alan M. Zimmer, Herbert J. Zimmer, Jeffrey L. Zimmer, Arlene Z. Schreiber, Rose W. Zimmer, Bradley Trent Zimmer, Landon Garrett Zimmer, Andrew Michael Schreiber, Mark Harrison Schreiber, and Sparkle Acquisition, Inc., and other relevant documents filed with the SEC, because they contain important information. Reeds’ shareholders will be able to receive such documents free of charge at the SEC’s web site, www.sec.gov, or by contacting The Altman Group, Inc., the Information Agent for the transaction, at (201) 460-1200 (banks and brokers), and for all others, toll free at (800) 249-7123.